15047227

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 36916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan & Co. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood (City) New Jersey (State) 07450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albanese, Michael F.
(Name – *if individual, state last, first, middle name*)

18 Lisa Court (Address) Parsippany (City) NJ (State) 07054 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, James D. Vaughan III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Co. Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

JAMES D. VAUGHAN IV
Notary Public, State of New Jersey
My Commission Expires
December 31, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2014 AND 2013

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014 AND 2013

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders of Vaughan & Company Securities, Inc.:

We have audited the accompanying financial statements of Vaughan & Company Securities, Inc. (a New Jersey corporation), which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Vaughan & Company Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Vaughan & Company Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Vaughan & Company Securities, Inc.'s financial statements. The supplemental information is the responsibility of Vaughan & Company Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael F. Albanese, CPA

Parsippany, New Jersey
February 26, 2015

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2014 and 2013

ASSETS

		2014	2013
CURRENT ASSETS			
Cash	$	26,144	34,666
Marketable securities		21,553	8,268
Restricted cash deposit		61,635	61,635
Commissions receivable		202,768	212,776
Prepaid Expenses		1,145	-
TOTAL CURRENT ASSETS		313,245	317,345
TOTAL ASSETS	$	313,245	317,345

LIABILITIES AND STOCKHOLDERS' EQUITY

		2014	2013
CURRENT LIABILITIES			
Accounts payable	$	13,106	21,486
Accrued expenses		67,083	54,541
Payroll taxes payable		1,233	4,725
TOTAL CURRENT LIABILITIES		81,422	80,752
STOCKHOLDERS' EQUITY		231,823	236,593
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	313,245	317,345

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME

For the Years Ended December 31, 2014 and 2013

	2014	2013
INCOME		
Commission and other income, net of clearance and execution charges	$ 1,945,668	$ 1,854,418
Interest income	12,772	15,829
TOTAL INCOME	1,958,440	1,870,247
EXPENSES		
Salaries and deferred compensation	1,208,998	1,157,191
Travel and selling	172,672	154,635
Commissions	27,774	8,234
Payroll taxes and benefits	234,042	169,557
Securities fees	16,917	23,188
Rent and occupancy	48,000	51,000
Professional fees	28,556	15,315
Office and miscellaneous	144,016	126,319
Auto lease expense	25,397	18,413
TOTAL EXPENSES	1,906,372	1,723,852
INCOME BEFORE TAXES	52,068	146,395
INCOME TAXES	1,838	8,359
NET INCOME	50,230	138,036

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2014 and 2013

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at January 1, 2013	$ 300	$ 29,700	$ 129,056	$ 159,056
Net income	-	-	138,036	138,036
Dividends distributed	-	-	(60,499)	(60,499)
Balance at December 31, 2013	$ 300	$ 29,700	$ 206,593	$ 236,593
Net income	-	-	50,230	50,230
Dividends distributed	-	-	(55,000)	(55,000)
Balance at December 31, 2014	$ 300	$ 29,700	$ 201,823	$ 231,823

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014 and 2013

		2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$	50,230	138,036
Change in:			
Commissions receivable		(966)	(53,783)
Prepaid assets		(1,145)	5,249
Accounts payable		(8,380)	14,581
Other current liabilities		6,025	(40,431)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		45,764	63,652
CASH FLOWS FROM FINANCING ACTIVITIES			
Marketable securities		(13,285)	14,082
Loan payable		13,999	6,164
Dividends distributed		(55,000)	(60,499)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(54,286)	(40,253)
NET INCREASE (DECREASE) IN CASH		(8,522)	23,399
CASH - beginning		34,666	11,266
CASH - ending		26,144	34,666
SUPPLEMENTAL DISCLOSURES:			
Cash paid for:			
Income Tax	$	1,838	8,359

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities, provides investment advice and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

Cash

The Company maintains accounts with various brokerage companies executing various security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company.
Included in the cash balance are deposit accounts with Pershing $61,635 as of December 31, 2014 and 2013. Also, the security position with WisdomTree Fund was included in the cash balance: $21,553 at December 31, 2014 and $ 8,268 at December 31, 2013.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Investment Advisory Fees

Fee revenue is recorded when earned. Fees receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commission's receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

2. RETIREMENT PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2014 and 2013 was $ 40,049 and $ 18,499 respectively.

3. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., and Lois M. Vaughan, Esq. are controlled under common ownership. The Pension Administration, Inc. paid $10,974 to the company for an outstanding loan during 2014, which was the only transaction in 2014.

The Company rents office space from Lois Vaughan, spouse of the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2014 and 2013 were $48,000 and $51,000, respectively. Vaughan & Co. Securities, Inc. pays all occupancy expense except property taxes.

Related party transactions are summarized as follows:

	2014	2013
Expenses		
Rent	48,000	51,000
	$ 48,000	$ 51,000

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital of $226,714 which was $221,714 in excess of its required net capital of $5,000.

5. INCOME TAXES

The provision for income taxes consists of:	2014	2013
Total Provision (Only State of New Jersey)	$1,838	$8,359

6. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commission receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2014 and 2013 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. ASC 820 established for inputs used a fair value hierarchy in measuring fair value that maximizes the use of unobservable inputs and minimizes the use of observable inputs to be used when available. The Company's marketable securities at December 31, 2014 are classified within level 1 of the hierarchy because they are valued using quoted market prices in an active market. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

8. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2014	2013
Common stock		
Class A, voting, $3 par value — 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, $3 par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	201,823	206,593
Total Stockholders' Equity	$231,823	$236,593

9. SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 27, 2015 which was the date the financial statements were available to be issued. There were no reportable subsequent events through the date this report is filed.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014 and 2013

		2014	2013
Total stockholders' equity	$	231,823	236,593
Less ineligible assets:			
Advances to Affiliate			10,975
Securities Haircut		3,964	1,240
Prepaid Expenses		1,145	-
Prepaid Taxes			-
Total		5,109	-
Net Capital	$	226,714	224,378

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2014 and 2013

	2014	2013
Net capital per unaudited report	$ 231,823	$ 236,593
Assets not included in unaudited report	1,145	
Advances to Affilates	-	10,975
Securities Haircut	3,964	1,240
Liabilities not included in unaudited report	-	-
Net capital per computation of net capital	$ 226,714	$ 224,378
	226,714	224,378

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE III

Reconciliation of Focus Report to Audit Report

December 31, 2014

Assets					
	Total Assets per Focus Report			$	312,130
	Less cash adjustment				(30)
	Add Prepaid Expenses				1,145
	Total Assets per Audit Report			$	313,245
Liabilities	Total Liabilities per Focus report			$	68,307
	Increase in Accrued Fees	$	6,147		
	Increase in Corporate Taxes Payable		3,145		
	Increase in Long Term Liabilities		3,823		
					13,115
	Total Liabilities per Audit Report			$	81,422
Equity					
	Total Equity per Focus Report			$	243,822
	Decrease in Reatined Earnings				(3,822)
	Decrease in Income				(8,177)
	Total Equity per Audit Report			$	231,823

The accompanying notes are an integral part of the financial statements.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Vaughan & Company Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended 12/31/2014, which were agreed to by of Vaughan & Company Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating of Vaughan & Company Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Vaughan & Company Securities, Inc.'s management is responsible for of Vaughan & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on Check Detail Schedule provided by management, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended 12/31/2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended 12/31/2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers Audited Trial Balance supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).
We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael F. Albanese, CPA

Parsippany, New Jersey
February 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Vaughan and Company Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report.PDF, in which (1) Vaughan & Company Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vaughan and Company Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) Vaughan and Company Securities, Inc. stated that Vaughan and Company Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Vaughan and Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vaughan and Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael F. Albanese, CPA

Parsippany, New Jersey
February 26, 2015